UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Webco Industries, Inc.
(Name of the Issuer)

Webco Industries, Inc.
F. William Weber
        Dana S. Weber
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

                           947621108
(CUSIP Number of Class of Securities)

F. William Weber
Webco Industries, Inc.
9101 West 21st Street
Sand Springs, Oklahoma  74063
                        (918) 241-1000
Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:

Arnold S. Jacobs, Esq.
Proskauer Rose LLP
1585 Broadway
New York, New York 10036

This statement is filed in connection with (check the appropriate box):

a.     [ X ]   The filing of solicitation materials or an information statement subject to Regulation 14A ((s)(s) 240.14a-1 through 240.14b-2), Regulation 14C
                   ((s)(s) 240.14c-1 through 240.14c-101) or Rule 13e-3(c) ((s) 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.     [    ]   The filing of a registration statement under the Securities Act of 1933.

c.     [    ]   A tender offer.

d.     [    ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  [ X ]

Check the following box if the filing is a final amendment reporting the results of the transaction:  [    ]

Calculation of Filing Fee

Transaction Valuation $1,040,000*	Amount of Filing Fee $131.77

*Calculated solely for purposes of determining the filing fee.  The transaction valuation assumes the payment for 160,000 shares of common stock of the subject company at $6.50 per share in cash.

Check the box if any part of the fee is offset as provided by (s) 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [ X  ]

Amount Previously Paid:  $252.77                                Filing Party:  Webco Industries, Inc.

Form or Registration No.:  Schedule 13E-3                   Date Filed:  August 4, 2004
(5-48729)

EXPLANATORY NOTE

        This Rule 13e-3 Transaction Statement was initially filed together with a preliminary proxy statement (as amended, the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934. The Proxy Statement related to a reverse/forward split transaction proposed to be effected by Webco Industries, Inc., an Oklahoma corporation (the “Company”). The primary purpose of such proposed transaction was to reduce the number of holders of record of Webco’s Common Stock to fewer than 300, in order that Webco would be able to terminate the registration of its Common Stock under the Securities Exchange Act of 1934.  As a result of a routine review of stockholder listings, Webco discovered that it had fewer than 300 stockholders of record, thereby permitting it to deregister its Common Stock without the need to effect the proposed reverse/forward split transaction.  On January 6, 2005, Webco filed a Form 15 with the Securities and Exchange Commission to effect the deregistration of Webco’s Common Stock under the Securities Exchange Act of 1934.  As a result of this filing, Webco will cease filing periodic reports with the Securities and Exchange Commission.  Webco believes that its Common Stock will be delisted by the American Stock Exchange.  Webco no longer intends to proceed with its previously announced proposal to effect a reverse stock split followed by a forward stock split.  The press release issued by Webco on January 6, 2005 with respect to the foregoing matters was filed under cover of a Form 8-K on January 6, 2005 and is incorporated herein by reference.

Item 16. Exhibits.

                                                                    Exhibit Index

(a)(7)	Press Release issued by the Company on January 6, 2005 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, dated January 6, 2005)

SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            Webco Industries, Inc.

                                                            By /s/ F. William Weber
                                                                 F. William Weber
                                                                 Chairman of the Board of Directors

                                                            By /s/ F. William Weber
                                                                 F. William Weber

                                                            By /s/ Dana S. Weber
                                                                 Dana S. Weber

Dated:  January 6, 2005